                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      Amendment No. 3 (Final Amendment) to

                                 SCHEDULE 13E-3

TRANSACTION STATEMENT PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER


               NORTHLAND CABLE PROPERTIES FOUR LIMITED PARTNERSHIP
                                 Name of Issuer

               NORTHLAND CABLE PROPERTIES FOUR LIMITED PARTNERSHIP
                      NORTHLAND COMMUNICATIONS CORPORATION
                            FN EQUITIES JOINT VENTURE
                    NORTHLAND TELECOMMUNICATIONS CORPORATION
                        Name of Persons Filing Statement


         JOHN S. WHETZELL, PRESIDENT                 JOHN S. SIMMERS, PARTNER
    NORTHLAND COMMUNICATIONS CORPORATION             FN EQUITIES JOINT VENTURE
        1201 THIRD AVENUE, SUITE 3600                2780 SKY PARK, SUITE 300
          SEATTLE, WASHINGTON 98101                 TORRANCE, CALIFORNIA 90505
             (206) 621-1351                                (310) 326-3100
 Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement


  LIMITED PARTNERSHIP INTERESTS               0-16064                               N/A
  Title or Class of Securities     I.R.S. Employer Identification    CUSIP Number of Class of Securities
                                   Number

This statement is filed in connection with:

    [X]    (a) The filing of solicitation materials or an information statement subject to Regulation 14A to or Rule 13e-3(c) under the Securities Exchange Act of 1934.

    [ ]    (b) The filing of a registration statement under the Securities Act of 1933.

    [ ]    (c) A tender offer.

    [ ]    (d) None of the above.


    [ ] Check box if the soliciting materials or information statement referred to in checking box "(a)" are preliminary copies.



                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
                Transaction Valuation                     Amount of Filing Fee
                    $11,906,072                                 $2,381.21
  (BASED ON PROJECTED PARTNERSHIP NET CASH VALUE)
--------------------------------------------------------------------------------


 [X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing:

      (1)  Amount previously paid:  $2,381.21

      (2)  Form or registration number:  SCHEDULE 14A; COMMISSION FILE NO.
           0-16064

      (3)  Filing party:  ISSUER/REGISTRANT

      (4)  Date filed:  JULY 19, 1996

                             ----------------------

                       DOCUMENTS INCORPORATED BY REFERENCE


                     PROXY STATEMENT DATED NOVEMBER 1, 1996
                  INCLUDED IN AMENDMENT NO. 3 TO SCHEDULE 14A

                             ----------------------

THE PROPOSAL DESCRIBED IN THE PROXY STATEMENT WAS PASSED AT THE MEETING OF LIMITED PARTNERS HELD ON DECEMBER 18, 1996. OF A TOTAL OF 14,663 UNITS OF LIMITED PARTNERSHIP INTEREST, 10,940 UNITS WERE VOTED IN FAVOR OF THE PROPOSAL AND 526 AGAINST, WITH 145 ABSTAINING.

                                   SIGNATURES

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


     Dated the 23 day of December, 1996.



                                   NORTHLAND CABLE PROPERTIES
                                       FOUR LIMITED PARTNERSHIP

                                   By: Northland Communications Corporation
                                            (Managing General Partner)

                                       By:  /s/ John S. Whetzell
                                          --------------------------------------
                                                     John S. Whetzell
                                                         President



                                       By:  /s/ Richard I. Clark
                                          --------------------------------------
                                                      Richard I. Clark
                                                      Vice President




                                   NORTHLAND COMMUNICATIONS
                                       CORPORATION

                                   By:  /s/ John S. Whetzell
                                      ------------------------------------------
                                      John S. Whetzell, President



                                   By:  /s/  Richard I. Clark
                                      ------------------------------------------
                                      Richard I. Clark, Vice President



                                   FN EQUITIES JOINT VENTURE

                                   By: FN EQUITIES, INC., Partner

                                       By: /s/ John S. Simmers
                                          --------------------------------------
                                              John S. Simmers, Vice President

                                       By: /s/ John S. Simmers
                                          --------------------------------------
                                              John S. Simmers, Partner

                                       By:  FN Network Partners, Ltd., Partner

                                            By:  /s/ John S. Simmers
                                               ---------------------------------
                                                John S. Simmers, General Partner